06005917

SEC[illegible] COMMISSION
Washington, D.C. 20549

AB 3/22/06

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SEC FILE NUMBER
8- 66414

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weiss Investment Management Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Franklin Avenue
(No. and Street)

Garden City, New York 11530
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Barton (516) 535-5735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 27 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demasco, Sena & Jahelka LLP
(Name – *if individual, state last, first, middle name*)

5788 Merrick Road, Massapequa, New York 11758
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Barton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weiss Investment Management Services LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

ROSEMARIE HUGEL
Notary Public, State of New York
No. 01HU6118477
Qualified in Nassau County
Commission Expires November 8, 2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS INVESTMENT MANAGEMENT SERVICES, LLC

TABLE OF CONTENTS

Demasco Sena & Jahelka LLP
Certified Public Accountants

ANTHONY J. DEMASCO, CPA
VINCENT R. SENA, CPA
BOB C. JAHELKA, CPA
CHRISTOPHER SENA, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Weiss Investment Management Services, LLC
1055 Franklin Avenue
Garden City, New York 11530

We have audited the accompanying statement of financial condition of Weiss Investment Management Services, LLC as of December 31, 2005 and December 31, 2004 and the related statements of operations, changes in member equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weiss Investment Management Services, LLC as of December 31, 2005 and December 31, 2004 and the results of its operations, changes in member equity, cash flows, and its changes in liabilities subordinated to claims of general creditors for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Demasco, Sena & Jahelka LLP

Massapequa, New York
February 16, 2006

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION

	December 31 2005	December 31 2004
ASSETS		
Current assets		
Cash	$ 229,590	$ 411,976
Deposits with clearing organizations	203,980	100,628
Due from other broker-dealers and clearing organizations	562,599	174,231
Prepaid expenses	80,723	30,489
Total current assets	1,076,892	717,324
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $226,195 in 2005 and $91,549 in 2004 - Note 1	624,613	757,408
Other assets		
Security deposit	32,130	32,130
Total assets	$ 1,733,635	$ 1,506,862
LIABILITIES AND MEMBER EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 325,262	$ 39,378
Commitments - Notes 5,6 and 7	-	-
Member equity	1,408,373	1,467,484
Total liabilities and member equity	$ 1,733,635	$ 1,506,862

The accompanying notes are an integral part of these financial statements.

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENT OF OPERATIONS

	Year Ended December 31 2005	Year Ended December 31 2004
Revenues		
Commissions	$ 2,612,755	$ 653,650
Rent income	33,568	14,000
Interest	172,734	70,499
Other revenue	149	-
Total revenue	2,819,206	738,149
Expenses		
Employee compensation, benefits and payroll taxes	1,101,156	503,625
Floor brokerage, clearance and related fees and expenses	341,312	87,180
Occupancy costs	198,114	91,400
Professional fees	38,735	32,319
Market data, communications and other fees	654,477	413,939
Other operating expenses	159,232	92,326
Total expenses	2,493,026	1,220,789
Income (loss) before depreciation and taxes	326,180	(482,640)
Provision for depreciation	134,795	91,549
Income (loss) before taxes	191,385	(574,189)
Income taxes - Note 1	-	-
Net income (loss)	$ 191,385	$(574,189)

The accompanying notes are an integral part of these financial statements.

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Year Ended December 31 2005	Year Ended December 31 2004
Balance, beginning of period	$ 1,467,484	$ -
Capital contributions	-	2,041,673
Capital withdrawals	(250,496)	-
Net income (loss)	191,385	(574,189)
Balance, end of period	$ 1,408,373	$ 1,467,484

The accompanying notes are an integral part of these financial statements.

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENT OF CASH FLOWS

	Year Ended December 31 2005	Year Ended December 31 2004
Operating activities		
Net income (loss)	$ 191,385	$(574,189)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation	134,795	91,549
Gain on disposal of asset	(149)	-
Increase in accounts receivable	(388,368)	(174,231)
Increase in prepaid expenses	(50,234)	(30,489)
Increase in deposits with clearing organizations	(103,352)	(100,628)
Increase in security deposit	-	(32,130)
Increase in accounts payable and accrued expenses	285,884	39,378
Net cash provided by (used in) operating activities	69,961	(780,740)
Investing activities		
Purchase of furniture and equipment	(1,851)	(848,957)
Financing activities		
Capital contributions	-	2,041,673
Capital withdrawals	(250,496)	-
Net increase (decrease) in cash	(182,386)	411,976
Cash, beginning of period	411,976	-
Cash, end of period	$ 229,590	$ 411,976

The accompanying notes are an integral part of these financial statements.

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

	Year Ended December 31	
	2005	2004
Balance, beginning of period	$	$
Changes during the year		
Balance, end of period	$	$

The accompanying notes are an integral part of these financial statements.

1. **Summary of significant accounting policies**

This summary of significant accounting policies of Weiss Investment Management Services, LLC (the Company) is presented to assist in understanding the Company's financial statements.

A. **Organization**

The Company is a limited liability company formed under the laws of the State of New York and has a single member, WIMS Holding Company LLC.

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as a New York limited liability company in December 2003, and began operations as a broker-dealer in August 2004.

B. **Nature of business**

The Company is engaged in a single line of business as a securities broker-dealer, which includes various securities trading and brokerage activities. The Company recognizes commission income and related expenses such as floor brokerage and clearance fees on a trade date basis.

C. **Cash**

The Company maintains its cash in bank deposit or brokerage accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts or instruments. The Company believes its cash is not exposed to any significant credit risk.

D. **Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

E. **Income taxes**

The Company is treated as a "disregarded" entity for federal income tax purposes and is considered a division of its single member owner, WIMS Holding Company, LLC. All taxable income or losses will be reported by WIMS Holding Company, LLC. The Company is treated as a partnership for state income tax purposes. Members are taxed individually on their share of the Company's earnings. The Company's net income or losses are allocated among the members in accordance with the operating agreement of the Company.

F. **Furniture, equipment and leasehold improvements**

Fixed assets have been recorded at cost and are being depreciated over the useful lives of the related assets. Depreciation expense is computed using the straight line method and totaled $91,549 for the year ended December 31 2004 and $134,795 for the year ended December 31, 2005. The estimated useful lives of the assets are as follows:

Computer software	3 years
Office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

2. **Net capital requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company had net capital of $624,628 at December 31, 2005 and $581,574 at December 31, 2004 which was $602,944 in excess of its required net capital of $21,684 at December 31, 2005 and $576,574, in excess of its required net capital of $5,000 at December 31, 2004.

3. **Reserve requirement**

The Company does not hold funds or securities for, nor owe money or securities to customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

4. **Related party transactions**

The Company's single member, WIMS Holding Company LLC (WIMS) has entered into a promissory note with GWA, LLC. This note is convertible into a membership interest in WIMS. GWA, LLC has provided management guidance and paid certain expenses which were subsequently reimbursed by the Company.

5. **Financial Instruments**

In the normal course of business, the Company's activities involve the execution of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. **Commitments**

The Company conducts its operations from a facility that is leased until April 2014. During the calendar year ended December 31, 2004 rent expense totaled $91,400 and for the calendar year ended December 31, 2005 rent expense totaled $198,114.

The following is a schedule of future minimum rental payments required for the succeeding five years of this operating lease:

Year ending December 31	
2006	$ 203,582
2007	209,227
2008	215,041
2009	221,030
2010	227,198
	$ 1,076,078

8. **Subsequent Events**

In January 2006,the Company submitted an application under NASD Rule 1017 for approval of an ownership change. Upon approval from the NASD, the Company will enter into a purchase agreement with GWA, LLC ("GWA") and WIMS Holding Company LLC to recapitalize its business, resulting in GWA owning greater than a majority of the capital and profits interests of the Company. Under the restructured capitalization, the Company will create Class A and Class B interests of which the income of the Company attributed to affiliates or customers of GWA will be allocated to Class B interests and all other income of the Company will be allocated to Class A interests. GWA will cancel its existing loans made to WIMS Holding plus accrued interest as its consideration for its membership in the Company.

In January 2006, the Company notified the NASD that it elects not to be subject to the Aggregate Indebtedness Standard of SEC Rule 15c3-1 (a)(1)(i). Therefore, the Company will not permit their net capital to be less than the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirement for Brokers and Dealers.

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
COMPUTATION OF NET CAPITAL

Supplemental Schedule 1

	Year Ended December 31 2005	Year Ended December 31 2004
Total member equity from statement of financial condition (all allowable for net capital)	$ 1,408,373	$ 1,467,484
Add liabilities subordinated to claims of general creditors	-	-
Total capital and allowable subordinated liabilities	1,408,373	1,467,484
Deductions:		
Prepaid expenses	80,723	30,489
Security deposit	32,130	32,130
Net fixed assets	624,613	757,408
Excess broker's bond deductible	45,000	45,000
Other	1,279	20,883
	783,745	885,910
Net capital before haircuts on securities positions	624,628	581,574
Haircuts on securities	-	-
Net capital, as defined	624,628	581,574
Minimum net capital requirement	21,684	5,000
Excess net capital	$ 602,944	$ 576,574
Aggregate indebtedness	$ 325,262	$ 39,378
Ratio: Aggregate indebtedness to net capital	.5207 to 1	.0677 to 1

The above computation of net capital was compared to the computation of net capital reported by the Company on the unaudited Focus Reports as of December 31, 2004 and December 31, 2005. There were no material differences in the computation of net capital of Weiss Investment Management Services, LLC.

See independent auditor's report.

WEISS INVESTMENT MANAGEMENT SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

WEISS INVESTMENT MANAGEMENT SERVICES, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2005

Demasco Sena Jahelka LLP
Certified Public Accountants

Anthony J. Demasco, CPA
Vincent R. Sena, CPA
Bob C. Jahelka, CPA
Christopher Sena, CPA

Board of Directors
Weiss Investment Management Services, LLC
1055 Franklin Avenue
Garden City, New York 11530

In planning and performing our audit of the financial statements of Weiss Investment Management Services, LLC for the year ended December 31,2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Weiss Investment Management Services, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure and policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

5788 Merrick Road, Massapequa, New York 11758 • Telephone (516) 541-6549 • Facsimile (516) 541-6563

Demasco Sena & Jahelka LLP
Certified Public Accountants

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

Demasco Sena & Jahelka LLP
Certified Public Accountants

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

Demasco, Sena & Jahelka LLP

Massapequa, New York
February 16, 2006